Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Progen drives technology platforms forward

Brisbane, Australia, 2 April 2009: Progen Pharmaceuticals Limited (“Progen”, ASX: PGL; NASDAQ:PGLA) continues to advance anti-cancer drugs following the resolution of recent corporate issues at the Shareholder Meeting held on Friday 27 March 2009.

The company’s CEO, Justus Homburg, said “Despite the events of the past year, Progen’s research and clinical development teams have continued to advance our portfolio of anti-cancer drugs.”

Mr Homburg said the development of the company’s drug portfolio was tracking well, with the completion of recruitment of the PI-88 Phase 2 trial in metastatic melanoma, the continuation of excellent recruitment in the two Phase 1 trials for PG11047, and PG545, PG562, PG11122 and PG11144 progressing through preclinical development and encouraging results coming from the small-molecule heparanase inhibitor discovery program.

“All of us at Progen are excited about the future and are convinced that the strategy we outlined on 9 March 2009 will deliver long-term shareholder value.

“While we anticipate resources to be tight, we expect to be in a sound financial position to be able to drive forward key components of our technology platforms,” he said.

Mr Homburg said that while in the past there have been distinct shareholder groups with different objectives, the opportunities available to all shareholders over the coming weeks would create a solid foundation for the company’s future.

“If the majority of our shareholders were only interested in cash or wanted a board committed to a very different path, then they could have changed the outcome last week.

“Clearly, a large portion of our shareholder base supports our strategy of focusing resources on developing PI-88 in Taiwan and taking forward our other compounds.

“Shareholders have shown support for our strategic plan and we are moving forward with this focus,” Mr Homburg said.

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:

T Justus Homburg

Chief Executive Officer

+61 7 3842 3333

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.